UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIKING SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class Securities)


92685Q200
(CUSIP Number)


May 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:**
[X]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** Nathan Fischel, Fariba Ghodsian, and DAFNA Capital Management, LLC are filing this Schedule 13G pursuant to Rule 13d-1(b). DAFNA
LifeScience Select Ltd. is filing this Schedule 13G pursuant to Rule
13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92685Q200

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

DAFNA LifeScience Select Ltd.
20-0522253

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

2,120,000

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

2,120,000

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,120,000

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

OO


CUSIP No. 92685Q200

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

DAFNA Capital Management, LLC
36-4334068


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

2,120,000

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

2,120,000

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,120,000

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 92685Q200

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Nathan Fischel

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Austria citizen (U.S. permanent resident)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

2,120,000

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

2,120,000

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,120,000

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC


CUSIP No. 92685Q200

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Fariba Ghodsian

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) [ ]
(B) [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

2,120,000

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

2,120,000

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,120,000

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1.
	(a)	Name of Issuer
		Viking Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices
		134 Flanders Road, Westborough, MA, 01581

Item 2.
	(a)	Name of Person Filing
		This Schedule 13G is being filed on behalf of DAFNA LifeScience Select Ltd., DAFNA Capital Management, LLC, Nathan Fischel and Fariba Ghodsian (each, a "Reporting Person").
	(b)	Address of Principal Business office or, if None,
		Residence
		For each Reporting Person,
		10990 Wilshire Boulevard, Suite 1400
		Los Angeles, CA 90024
	(c)	Citizenship
		DAFNA LifeScience Select Ltd. is a Cayman Islands
		exempted company.
		DAFNA Capital Management, LLC is a Delaware limited
		liability company.
		Dr. Fischel is a citizen of Austria and a U.S.
		permanent resident.
		Dr. Ghodsian is a citizen of the United States.
	(d) 	Title of Class of Securities
		Common Stock
	(e)	CUSIP Number
		92685Q200

Item 3.	If this statement is filed pursuant to ss. 240.13d-1(b), or
	 240.13d-2(b) or (c), check whether the person filing is a:
	(a) [ ]	Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78c).
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act
		(15 U.S.C. 78c).
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the
		Act (15 U.S.C. 78c).
	(d) [ ]	Investment company registered under section 8 of the
		Investment Company Act (15 U.S.C. 80a-8).
	(e) [X]	An investment adviser in accordance with
		ss. 240.13d-1(b)(1)(ii)(E).*
	(f) [ ]	An employee benefit plan or endowment fund in accordance
		with ss. 240.13d-1(b)(ii)(F).
	(g) [X]	A parent holding company or control person in accordance
		with ss. 240.13d-1(b)(1)(ii)(G).**
	(h) [ ]	A savings association as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i) [ ] A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the
		Investment Company Act of 1940 (15 U.S.C. 80a 3).
	(j) [ ] Group in accordance with ss. 240.13d-1(b)(ii)(J).
	* DAFNA Capital Management, LLC is an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).
	** Dr. Fischel and Dr. Ghodsian are control persons of DAFNA Capital Management, LLC in accordance with ss. 240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership
	For each Reporting Person:
	(a) Amount beneficially owned: 2,120,000 (the "Shares")
	(b) Percent of class: 2.9%*
	(c) Number of shares to which the Reporting Person has:
		(i)  Sole power to vote or to direct the vote: 2,120,000
		(ii) Shared power to direct the vote: 0
		(iii) Sole power to dispose or to direct the disposition of: 2,120,000
		(iv) Shared power to dispose or to direct the disposition of: 0
	*The ownership percentage is calculated based on 72,382,598 shares of Common Stock outstanding as of May 10, 2011, as reported in the issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Securities and Exchange Commission on May 12, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	DAFNA Capital Management, LLC, in its capacity as investment adviser to DAFNA LifeScience Select Ltd., may be deemed to be the beneficial owner of the Shares owned by DAFNA LifeScience Select Ltd., as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by DAFNA LifeScience Select Ltd.

	Nathan Fischel is a part-owner of DAFNA Capital Management, LLC and a Managing Member. As a controlling person of DAFNA Capital Management, LLC, he may be deemed to beneficially own the Shares of the issuer owned by DAFNA LifeScience Select Ltd.

	Fariba Ghodsian is a part-owner of DAFNA Capital Management, LLC and a Managing Member. As a controlling person of DAFNA Capital Management, LLC, she may be deemed to beneficially own the Shares of the issuer owned by DAFNA LifeScience Select Ltd.

	Pursuant to Rule 13d-4, Dr. Fischel and Dr. Ghodsian disclaim beneficial ownership of the securities owned by DAFNA LifeScience Select Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company.
	N/A

Item 8.	Identification and Classification of Members of the Group.
	N/A

Item 9.	Notice of Dissolution of Group.
	N/A

Item 10.Certification:
	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2011

	DAFNA LifeScience Select Ltd.
	By: /s/ Nathan Fischel
	Nathan Fischel, MD, CFA, Director

	DAFNA Capital Management, LLC
	By: /s/ Nathan Fischel
	Nathan Fischel, MD, CFA, Managing Member

	/s/ Nathan Fischel
	Nathan Fischel, MD, CFA

	/s/ Fariba Ghodsian
	Fariba Ghodsian, Ph.D., MBA





Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  June 7, 2011

	DAFNA LifeScience Select Ltd.
	By: /s/ Nathan Fischel
	Nathan Fischel, MD, CFA, Director

	DAFNA Capital Management, LLC
	By: /s/ Nathan Fischel
	Nathan Fischel, MD, CFA, Managing Member

	/s/ Nathan Fischel
	Nathan Fischel, MD, CFA

	/s/ Fariba Ghodsian
	Fariba Ghodsian, Ph.D., MBA